CONFIDENTIAL
                                                                   ------------

                              [SKADDEN LETTERHEAD]



                                                     July 25, 2005


VIA EDGAR
---------
Craig D. Wilson
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 Re:       HYPERION SOLUTIONS CORPORATION
                           Forms 8-K filed on April 21, 2005, January 31, 2005, October 27, 2004 and July 21, 2004; and Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.
                           File No. 0-26934

Dear Mr. Wilson:

         Set forth below are Hyperion Solutions Corporation's (the "Company") responses to the comments raised in the Securities and Exchange Commission's (the "Commission") letter to the Company dated June 28, 2005 (the "Comment Letter"). For your convenience, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Forms 8-K filed on April 21, 2005, January 31, 2005, October 27, 2004 and
July 21, 2004
------------------------------------------------------------------------------

   1. With regard to the presentation of a "Reconciliation of GAAP to Pro Forma Consolidated Statements of Operations" we have the following comments:

          a. Pro forma terminology has very specific meaning in accounting literature. Such terminology applies to certain disclosures required by GAAP and by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 2



          b. The purpose of your non-GAAP statement of operations appears to be to reconcile non-GAAP net income to GAAP net income, however, your reconciliation presents numerous adjusted line items and subtotals, each of which constitutes a separate non-GAAP measure that must be justified and individually reconciled to fully conform to the requirements of Item 10(e)(1)(i) of Regulation S-K. Either delete the non-GAAP statement of operations from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:

               i. The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
               ii. The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
               iii. The economic substance behind management's decision to use the measure; and
               iv. The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

     Response
     --------

         The Company addressed the Staff's concerns in its press release dated July 21, 2005, relating to its operating results for the quarter and year ended June 30, 2005, and the Company will endeavor to do so in future press releases announcing similar financial information.

Form 10-Q for the quarter ended March 31, 2005
----------------------------------------------

Note 1 - Basis of Presentation, page 5
--------------------------------------

   2. Related to the reclassification of $192.9 million of auction rate securities described here, and on page 21, we have the following comments:

          a. Tell us how you determined that prospective disclosure of these changes was appropriate and what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports. Your response should

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 3



               demonstrate your consideration of materiality, as described in SAB No. 99.

     Response
     --------

         In connection with the preparation of the Company's operating results for the quarter and nine months ended March 31, 2005, the Company performed a thorough analysis to determine the materiality of the changes, based on the guidance given in SAB No. 99. The Company noted that SAB No. 99 instructs registrants to "consider both `quantitative' and `qualitative' factors in assessing an item's materiality." As a result of the SAB No. 99 analysis performed by the Company, the Company concluded that the prospective disclosure of the changes would be adequate and appropriate.

         The Company first calculated the quantitative nature of the change. As of June 30, 2004 the Company's auction rate securities were $192.9 million, or 24% of the Company's total assets. The Company noted from SAB No. 99 that, "(t)he FASB rejected a formulaic approach to discharging `the onerous duty of making materiality decisions' in favor of an approach that takes into account all the relevant considerations. In so doing, the FASB made clear that -
(M)agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment." The following table reflects the historical impact of the reclassification as it relates to the balance sheet and statement of cash flow presentation that was reviewed as part of the quantitative analysis:

                                              As of June, 2004
                                                ($ millions)

                                 As reported     Reclassification     As revised
Cash and cash equivalents          $365.2            ($192.9)          $172.3
Short term investments                3.0              192.9            195.9
Current assets                      532.4                  -            532.4
  Net cash provided by
operating activities                 86.5                  -             86.5

                                              As of June, 2003
                                                ($ millions)

                                 As reported     Reclassification     As revised
Cash and cash equivalents          $398.0            ($230.7)          $167.3
Short term investments               18.5              230.7            249.2
Current assets                      546.7                  -            546.7
  Net cash provided by
operating activities                 88.1                  -             88.1

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 4


         The Company reviewed the reclassification relative to several key financial metrics and determined the reclassification did not impact key metrics, such as working capital ratios or net cash provided by operating activities.

         The Company also examined and considered the qualitative factors related to the change and noted the following:

           o The change did not affect the Company's Statements of Operations;
           o The change did not affect the Company's total current assets, total shareholders' equity or cash flow from operations;
           o The change did not affect whether or not the Company met analyst's expectations of revenue or earnings;
           o The change did not affect the Company's compliance with loan covenants or other contractual requirements;
           o   The change did not affect management's compensation; and
           o The change did not affect the Company's compliance with regulatory requirements.

         However, with a view to ensuring full disclosure was made, the Company nonetheless added a footnote to the Consolidated Balance Sheet included on the Form 8-K filed and the press release issued April 21, 2005 that described the reclassification of the auction rate securities. The footnote reads as follows:

               "Certain Amounts in fiscal 2004 as reported on the condensed Consolidated Balance Sheet and the condensed Consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation. We reclassified $193 million in auction rate securities from cash and cash equivalents to short-term investments on the June 30, 2004 consolidated balance sheet. The reclassification to short-term investments is based on the latest interpretation of cash equivalents pursuant to Statement of Financial Accounting Standards No. 95 ("SFAS 95"), `Statement of Cash Flows.'"

         In addition, David Odell, Chief Financial Officer, specifically identified the classification change in his April 21, 2005 earnings call script. The statement read as follows:

               "I would also like to point out that we have reclassified our investments in auction rate notes. These were previously included

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 5




               in cash and cash equivalents but are now included in short-term investments. This has been done as a result of a clarification of accounting classification and has no impact on total current assets or cash flow from operations."

         The Company also weighed qualitative and quantitative guidance factors reflected in SAB No. 99 in determining to disclose prospectively. In particular, the Company had no debt and correspondingly no debt covenants that would have been impacted by the reclassification of the auction rate securities. Also, there were no senior management compensation incentives based around the classification of these assets. The Company communicated its SAB No. 99 conclusions and disclosure actions regarding auction rate securities to its Audit Committee, as part of the Company's 10-Q review process, and received their concurrence. The Company also held discussions with its independent auditors and outside legal counsel to review its decision to disclose this reclassification on a prospective basis, and received their concurrence. Based upon the conclusions drawn from the facts mentioned above, the Company concluded that the prospective disclosure of the changes would be adequate and appropriate.

         SAB No. 99 states that "a matter is `material' if there is a substantial likelihood that a reasonable person would consider it important." However, after disclosing the change in the 8-K filed on April 21, 2005, the press release issued April 21, 2005 and the discussion in the earnings call, the Company witnessed no market reaction attributable to the reclassification, and, since that time, no investor or analyst has ever asked Hyperion management a question regarding the change. As a result, the Company remains confident that its assessment as to materiality was accurate.

          b. We note that it is your policy to classify all marketable investments as available-for-sale (page 40 of Form 10-K filed on September 13, 2004.) Tell us the basis for your classification of the auction rate securities as current and available-for-sale by addressing how you determined that you have a reasonable expectation of completing a successful auction with the subsequent twelve-month period. Refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB 43 as well as SFAS 95.

     Response
     --------

         SFAS 115 paragraph 17 states that, "(a)n enterprise that presents a classified statement of financial position shall report individual held-to- maturity securities, individual available-for-sale securities, and individual trading securities as either current

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 6




or noncurrent, as appropriate, under the provisions of ARB No. 43, Chapter 3A, Working Capital-Current Assets and Current Liabilities."

           Paragraph 4 of ARB No. 43, Chapter 3A states:

                        "For accounting purposes, the term current assets is
                  used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as (a) cash available for current operations and items which are the equivalent of cash; (b) inventories of merchandise, raw materials, goods in process, finished goods, operating supplies, and ordinary maintenance material and parts; (c) trade accounts, notes, and acceptances receivable; (d) receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year; (e) installment or deferred accounts and notes receivable if they conform generally to normal trade practices and terms within the business; (f) marketable securities representing the investment of cash available for current operations; and (g) prepaid expenses such as insurance, interest, rents, taxes, unused royalties, current paid advertising service not yet received, and operating supplies. Prepaid expenses are not current assets in the sense that they will be converted into cash but in the sense that, if not paid in advance, they would require the use of current assets during the operating cycle."

          The Company views all of its marketable securities as "available for current operations," regardless of the stated maturity dates, and therefore classifies them as current assets on the consolidated balance sheet. The Company actively manages its investment portfolio and regularly reviews investment performance including auction rate securities. More specifically, the Company actively manages risk by purchasing primarily AAA rated securities. The auction rate securities that the Company has typically purchased perform an auction every 28 to 35 days. The Company believes that there is a reasonable expectation of completing a successful auction within the subsequent twelve-month period based on its historical experience. The Company has purchased auction rate securities for several years and the securities that the Company has purchased have never had an unsuccessful auction. Based upon the historical industry success of such auctions and the Company's specific experience with auction rate securities, the Company had determined the risk of non-redemption of auction rate securities within a year was minimal.

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 7




          c. Tell us how you considered this reclassification when assessing your Item 307 disclosure controls and procedures and Item 308(c) changes in internal controls over financial reporting.

     Response
     --------

         The Company's internal control system includes regular reviews of changes in the technical accounting literature, which consequently served to identify the March 4, 2005 Commission notification of Current Accounting and Disclosure Issues in the Division of Corporate Finance regarding classification of auction rate securities. The Company acted immediately, through its normal disclosure process, to assess the implications of the required changes and prepare the appropriate disclosures for the Form 10-Q for the quarter ending March 31, 2005. In the spirit of transparency, the Company's Disclosure Committee also felt it appropriate to include a reference to the change in the Chief Financial Officer's earnings call script and to include similar reference to the reclassification on the balance sheets associated with the Company's third quarter 2005 fiscal year earnings release.

         The Company's Vice President and Global Controller discussed the reclassification of the auction rate securities and the controls and procedures in place to identify, analyze and report the reclassification with the Company's Chief Executive Officer and Chief Financial Officer. In their evaluation of the Company's disclosure controls and procedures as of March 31, 2005, the Company's Chief Executive Officer and Chief Financial Officer considered the process through which the Company reached its conclusion to reclassify the auction rate securities. Both officers concluded that the controls and procedures described above were effective in ensuring the financial reporting implications associated with new interpretations of existing accounting standards would be properly identified, analyzed and reported in a timely manner. Specifically, the Chief Executive Officer and Chief Financial Officer concluded, as of March 31, 2005, that the Company's disclosure controls and procedures were effective and disclosure regarding the auction rate securities reclassification was not necessary under Part II, Item 9A, Evaluation of Disclosure Controls and Procedures, of the Form 10-Q for the quarter ended March 31, 2005. Furthermore, the Company's independent auditors did not include mention of any material weakness or reportable condition to the Company's management or Audit Committee in their review of the Company's earnings announcement and related Form 10-Q, prior thereto, or thereafter; nor did the independent auditors report any disagreement with management to the Company's Audit Committee.

         The Company also considered whether the auction rate security reclassification and the Company's associated actions constituted a change in the Company's internal control over financial reporting that materially affected, or was reasonably likely to affect,

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 8



the Company's internal control over financial reporting. The steps the Company took to reclassify the auction rate securities did not involve any changes in the Company's accounting policies or its period-end financial processes. In their evaluation of changes to the Company's internal controls over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer concluded that the auction rate securities reclassification did not represent a change in the Company's internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting and, therefore, that disclosure concerning the auction rate securities reclassification was not necessary under Part II, Item 9A, Changes in Internal Control Over Financial Reporting, of the Form 10-Q for the quarter ended March 31, 2005.


Item 4 - Controls and Procedures
--------------------------------

Changes in Internal Controls Over Financial Reporting, page 30
--------------------------------------------------------------

   3. We note your disclosure that there were no "significant changes" in your internal control over financial reporting identified in connection with your evaluation that occurred during your third fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-K requires the disclosure of any such change. Please revise future filings accordingly.

     Response
     --------

         The Company will endeavor in future filings to conform its disclosure to the requirements of Item 308(c) of Regulation S-K.

         As also requested by the Comment Letter, the Company acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Craig D. Wilson
Securities and Exchange Commission
July 25, 2005
Page 8



         Please feel free to call me at (650)470-4590 should you have any further questions regarding this matter.

                                                     Sincerely,

                                                     /s/ Gregory C. Smith
                                                     ---------------------------
                                                     Gregory C. Smith


cc:    Tamara Tangen, SEC
       Stephen Krikorian, SEC
       David W. Odell, Hyperion Solutions Corporation